Filed by Kitara Holdco Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Kitara Media Corp. (File No. 000-51840)

and Future Ads LLC

For the Related Registration Statement:

File No. 333-199892

Kitara Media Corp. Adjourns Special Meeting of Stockholders Relating to Proposed Business Combination to January 26, 2015 and Anticipates Consummating Merger with Future Ads Shortly Thereafter

■	Majority of the Holders of the Currently Outstanding Kitara Common Stock Have Previously Agreed to Vote in Favor of Proposed Business Combination

JERSEY CITY, N.J. Jan. 16, 2015 /PRNewswire/ -- Kitara Media Corp. (OTCBB: KITM), a leading digital media and technology company providing video solutions to advertisers, digital marketers and publishers (“Kitara”), today announced that it has adjourned its Special Meeting of Stockholders (the “Special Meeting”) relating to its proposed business combination with Future Ads LLC (“Future Ads”) to January 26, 2015, at 10:00 a.m., local time, at the offices of its general counsel, Graubard Miller, located at The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174. The Securities and Exchange Commission (the “SEC”) is currently in the process of completing its review of the proxy statement/prospectus and the registration statement of which it forms a part to be used in connection with the proposed business combination. As a result, Kitara adjourned the meeting to January 26, 2015 to provide the SEC with the necessary time to complete such review and to prepare for the Special Meeting in anticipation of closing its merger with Future Ads. The parties expect to consummate the merger shortly after the Special Meeting is completed on January 26, 2015. To finance the transactions, the parties will enter a debt facility with a nationally recognized lender simultaneously with the consummation of the merger.

As previously announced, Kitara entered into (i) a Unit Exchange Agreement, as amended, by and among Kitara, Kitara Holdco Corp., a wholly-owned subsidiary of Kitara (“Holdco”), Future Ads, and the members of Future Ads, and (ii) an Agreement and Plan of Reorganization, by and among Kitara, Holdco, and Kitara Merger Sub, Inc., a wholly-owned subsidiary of Holdco. Upon completion of the transactions contemplated by the Unit Exchange Agreement and the Agreement and Plan of Reorganization (the “Transactions”), Holdco will become the new publicly traded company and Kitara and Future Ads will become wholly-owned subsidiaries of Holdco.

About Kitara Media

Kitara Media is a leading digital media and technology company providing video solutions to advertisers, digital marketers and publishers. With nearly 500 million monthly video ad views, Kitara Media delivers strong engagement for advertisers, high revenues for publishers, as well as improved user experience with PROPEL+, an internally developed proprietary video ad technology platform. Kitara Media owns and operates several online media sites including Healthguru.com and Adotas.com. The company is headquartered in Jersey City, NJ.

About Future Ads

Future Ads is a digital media platform for results-focused online advertising and publisher monetization. Future Ads' innovative, diversified solutions works synergistically to help advertisers and publishers achieve outstanding performance results. Founded in 2001, Future Ads is headquartered in Irvine, CA.

Additional Information

In connection with the Transactions, Kitara has filed a preliminary proxy statement/prospectus on Schedule 14A with the SEC. The preliminary proxy statement/prospectus also is included in a registration statement on Form S-4 filed by Holdco. Investors are urged to read the preliminary proxy statement/prospectus and, when it becomes available, definitive proxy statement/prospectus (including all amendments and supplements thereto) before they make any voting or investment decision with respect to the Transactions, because the proxy statement/prospectus contains important information. Investors may obtain free copies of the preliminary proxy statement/prospectus and, when it becomes available, definitive proxy statement/prospectus, as well as other filings containing information about Kitara, Holdco and Future Ads, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free, when they become available, by directing a request to Kitara Media Corp. or Kitara Holdco Corp. at 525 Washington Blvd, Suite 2620, Jersey City, New Jersey 07310, Attn: Corporate Secretary.

Kitara and its directors and executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Kitara’s stockholders with respect to the Transactions. Information regarding Kitara’s directors and executive officers is available in Kitara’s annual report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on March 31, 2014. Additional information regarding the interests of such participants in the Transactions is included in the proxy statement/prospectus.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Kitara's and Future Ads' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.

Forward-looking statements are inherently uncertain and subject to a variety of events, factors and conditions, many of which are beyond the control of Kitara and Future Ads and not all of which are known to Kitara or Future Ads, including, without limitation those risk factors described from time to time in Kitara's reports filed with the SEC, including the proxy statement/prospectus. Among the factors that could cause actual results to differ materially are: loss of key advertising customers; inability to acquire new advertising customers; inability to expand video content library; inability to achieve projected results; inability to protect intellectual property; inability to execute acquisition strategy; inability to effectively manage growth; failure to effectively integrate the operations of acquired businesses; competition; loss of key personnel; increases in costs of operations; continued compliance with government regulations; general economic conditions; and the possibility that the Transactions do not close due to the failure to achieve the necessary closing conditions. Most of these factors are outside the control of Kitara and Future Ads and are difficult to predict. The information set forth herein should be read in light of such risks. Neither Kitara nor Future Ads assumes any obligation to update the information contained in this press release except as required by law.

Contact:

Bob Regular

Kitara Media

(201) 539-2200